B-BOY'S FAMILY BBQ L.L.C.

Profit and Loss

January - December 2021

	TOTAL
Income	
Discount Income	-136.50
Sales	21,660.80
Sales of Product Income	5,289.50
Total Income	**$26,813.80**
Cost of Goods Sold	
Cost of goods sold	621.57
Supplies & materials	8,722.88
Total Cost of goods sold	**9,344.45**
Total Cost of Goods Sold	**$9,344.45**
GROSS PROFIT	**$17,469.35**
Expenses	
Advertising & marketing	100.00
Building & property rent	3,600.00
Business licences	1,152.00
Contract labor	1,280.00
General business expenses	0.00
Memberships & subscriptions	85.00
Total General business expenses	**85.00**
Insurance	0.00
Liability insurance	500.00
Total Insurance	**500.00**
Legal & accounting services	0.00
Accounting fees	504.50
Legal fees	149.00
Total Legal & accounting services	**653.50**
Meals	0.00
Meals with clients	47.20
Travel meals	45.05
Total Meals	**92.25**
Office expenses	0.00
Merchant account fees	21.52
Total Office expenses	**21.52**
Square Fees	365.36
Supplies	387.15
Total Expenses	**$8,236.78**
NET OPERATING INCOME	**$9,232.57**
Other Expenses	
Vehicle expenses	0.00
Vehicle gas & fuel	205.65
Total Vehicle expenses	**205.65**
Total Other Expenses	**$205.65**
NET OTHER INCOME	**$ -205.65**
NET INCOME	**$9,026.92**

B-BOY'S FAMILY BBQ L.L.C.

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash	-1,071.02
Cash on hand (deleted)	2,000.00
Square Card	-3,865.01
Total Bank Accounts	**$ -2,936.03**
Other Current Assets	
Payments to deposit	2,874.00
Total Other Current Assets	**$2,874.00**
Total Current Assets	**$ -62.03**
Fixed Assets	
Vehicles	13,800.00
Total Fixed Assets	**$13,800.00**
TOTAL ASSETS	**$13,737.97**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Tips	711.05
Total Other Current Liabilities	**$711.05**
Total Current Liabilities	**$711.05**
Total Liabilities	**$711.05**
Equity	
Opening balance equity	4,000.00
Retained Earnings	0.00
Net Income	9,026.92
Total Equity	**$13,026.92**
TOTAL LIABILITIES AND EQUITY	**$13,737.97**

B-BOY'S FAMILY BBQ L.L.C.

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	9,026.92
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Tips	711.05
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**711.05**
Net cash provided by operating activities	**$9,737.97**
INVESTING ACTIVITIES	
Vehicles	-13,800.00
Net cash provided by investing activities	**$ -13,800.00**
FINANCING ACTIVITIES	
Opening balance equity	4,000.00
Net cash provided by financing activities	**$4,000.00**
NET CASH INCREASE FOR PERIOD	**$ -62.03**
CASH AT END OF PERIOD	**$ -62.03**